September 11, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

> Re: Elkhorn Unit Trust, Series 1
> File Nos. 333-198204; 811- 22925

Dear Mr. Warren:

We have reviewed the registration statement for Elkhorn Unit Trust, Series 1 (the "Fund"), filed on Form S-6 with the Securities and Exchange Commission on August 15, 2014, and have the comments below, which are applicable to each of the following unit investment trusts: Elkhorn CAP-X Achievers Portfolio (the "CAP-X Achievers Trust"), Elkhorn Foundation Pure Water Portfolio (the "Pure Water Trust") and Elkhorn Sector Neutral Portfolio of DWA ETFs (the "Sector Neutral Trust"). Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

OVERVIEW

1. The second sentence in the second paragraph of this section mentions "sales charge." However, throughout the registration statement, the terms "sales charge" and "sales fee" are used interchangeably, which may be confusing to investors. Replace "sales charge" with "sales fee" in the document.

PRINCIPAL INVESTMENT STRATEGY

2. In the section captioned, Portfolio Selection Strategy for the CAP-X Achievers Trust, the disclosure states, "To select the portfolio, the Sponsor begins with the [NASDAQ CAP-X Index], which is an index comprised of U.S. exchange-listed equities." NASDAQ CAP-X Index does not appear to exist. In your comment response letter, please describe the index, including the inception date. We may have further comments.

3. In the same section, disclose if appropriate, that the CAP-X Achievers Trust may include the common stocks of companies located in emerging markets.

4. In the Principal Investment Strategy section for the Pure Water Trust, the disclosure defines pure water companies as, "companies that derive more than 50% of their net revenues in the global water industry." It further states that, "The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in securities of water companies, as defined above." However, in the Portfolio Selection Strategy section, the disclosure states, "The portfolio *primarily* [emphasis added] consists of securities of companies that devote a *portion* [emphasis added] of their operations to, or derive a *material portion* [emphasis added] of their revenues from, one of the following categories within the global water industry[.]" Please reconcile the disclosure.

5. The Sector Neutral Trust states that, "The Trust seeks to achieve its objective by selecting certain Invesco PowerShares DWA sector-based momentum exchange-traded funds ("ETFs") and weighting them equal to the sector weightings of the S&P 500 Index." Please inform the staff whether the Trust received exemptive relief from Sections 12(d)(1)(A), (B) and (C) in connection with the purchase of ETFs.

6. Disclose the market capitalization of common stocks that will be held by each unit investment trust of the Fund.

PORTFOLIO DIVERSIFICATION

7. In your comment response letter, include the sector, market capitalization, and country allocations. We may have further comments.

PRINCIPAL RISKS

8. Please provide a risk specific to the Fund, i.e., the possibility that the common stocks selected using the model may perform poorly.

9. Also, if the Fund may hold foreign securities, including securities of emerging markets issuers, provide the corresponding risk disclosure. For each unit investment trust that invests in securities of emerging market issuers, disclose how the Fund defines emerging markets.

FEE TABLE

10. Footnote 3 to the fee table states "the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

HOW TO BUY UNITS

11. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales fee and a deferred sales fee." Confirm to the staff that no units will be sold below net asset value.

12. The following sentence states, "You may also buy units with *this* [emphasis added] reduced sales fee…." Despite the disclosure regarding units sold at 99% of the maximum Public Offering Price, the preceding sentence does not explain a reduced sales fee. Broaden the disclosure to fully discuss the sales fee and how it may be reduced and under what circumstances.

13. The disclosure under the heading "Employees" states, "We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional" and that "[y]ou pay only the portion of the fee that the Sponsor retains." Disclose how an employee can determine what portion of the transactional sales fee would normally be paid to the financial professional and what portion of the fee the Sponsor retains.

14. The following two sentences appear under the heading "Dividend Reinvestment Plan." "We do not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount." As disclosed on page 33, the transactional sales fee includes both the initial sales fee and the deferred sales fee. Since the Trust must charge the deferred sales fee, and that deferred sales fee is part of transactional sales fee, explain how the statement that "We do not charge any transactional sales fee" is accurate.

HOW TO SELL YOUR UNITS

15. The disclosure in the "Selling Units" section discusses "redemption price." However, the definition of redemption price is not provided until the next page, in the section captioned "Redeeming Units." Revise the disclosure to provide investors with the definition of "redemption price" the first time that the term is used.

EXPENSES

16. The second sentence of the second paragraph states "[t]his 'creation and development fee' is a charge of $0.00 per unit." This is inconsistent with the Fee Table which states the C&D Fee is $0.05 per unit. Resolve the inconsistency.

GENERAL COMMENTS

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel